CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

April 21, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jeff Gordon
Kevin Stertzel
Patrick Fullem
Erin Purnell

Re:	King Resources, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed March 25, 2022
File No. 000-56396

Ladies and Gentlemen:

On behalf of King Resources, Inc. (the “Company” or “KRFG”), we are hereby responding to the comment letter dated April 7, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form 10 filed on March 25, 2022

Introductory Comment, page ii

1. We note your revisions in response to comment 2. You have defined the Accelerating Holding Foreign Companies Accountable Act as the HFCAA. In this regard, please note that the HFCAA finalized by the SEC differs from the Accelerating Holding Foreign Companies Act, which was passed by the Senate in June 2021. Please revise. In addition, we note that beginning on page 15, the HFCAA is referred to the HFCA Act. Please revise for consistency.

Response: We have made amendments throughout the registration statement to address the foregoing comment.

2. We note your response to comment 3. Disclose how you determined no permissions or approvals were required. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

Response: We have relied on the legal opinion of Ravenscroft & Schmierer, a copy of which is attached as Exhibit 5 to amendment No. 2 to the Registration Statement on Form 10.

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3. We note your response to comment 9 and reissue in part. Please revise your summary of risk factors to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Please ensure that your summary of risk factors and risk factors discussion address both the current of operating in Hong Kong, and the potential risks of expanding into China.

Response: We have made revisions on pages iii and 14 to address the foregoing comment.

Transfers of Cash to and from Our Subsidiaries, page iv

4. We note your response to comment 4. Disclose whether you have cash management policies and procedures that dictate how funds are transferred.

Response: Currently, the treasury function of King Resources, Inc. and its subsidiaries is centralized and operated by the finance department of Powertech Corporation Limited located in Hong Kong under the management its financial controller. In order to provide a process and guidance on collecting, accounting for, and safeguarding all cash and cash equivalents of King Resources, Inc. and its subsidiaries, we have established a cash management policy that includes procedures on receiving funds, depositing funds, and proper documentation and recording of cash.

We have included the foregoing disclosure on page v of the registration statement.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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